JEVIC TRANSPORTATION, INC.
                       NET INCOME PER SHARE COMPUTATIONS
                    (in thousands, except per share amounts)




                                                                Six Months
                                             Year Ended       Ended June 30,
                                             December 31,     --------------
                                                1996          1996      1997
                                                ----          ----      ----


PRO FORMA NET INCOME PER SHARE(1):
  Pro forma net income                        $3,849          $  481   $2,647
                                              ------          ------   ------
  Shares used in computation -
    Weighted average shares outstanding        6,858           6,858    6,858
    Dilutive effect of stock options             143             143      143
    Shares required to fund $10 million
      distribution                               842             842      842
                                              ------          ------   ------
                                               7,843           7,843    7,843
                                              ------          ------   ------
  Pro forma net income per share              $ 0.49          $ 0.06   $ 0.34
                                              ======          ======   ======



SUPPLEMENTAL PRO FORMA NET INCOME PER SHARE(2):
  Pro forma net income                        $3,849          $  481   $2,647
  Interest expense reduction -
    Charlotte purchase                           190              95       95
    Other indebtedness                           653             260      598
  Tax effect of interest reduction              (313)           (142)    (259)
                                              ------          ------   ------
  Supplemental pro forma net income           $4,379          $  694   $3,081
                                              ------          ------   ------
  Shares used in computation -
    Pro forma shares                           7,843           7,843    7,843
    Shares required for debt repayment         1,700           1,700    1,700
                                              ------          ------   ------
                                               9,543           9,543    9,543
                                              ------          ------   ------
  Supplemental pro forma net income
    per share                                 $ 0.46          $ 0.07   $ 0.32
                                              ======          ======   ======

(1) Pro forma net income per share is computed by dividing pro forma net income by the weighted average number of shares outstanding for the respective periods, adjusted for the effect of dilutive common stock options, and after giving effect to the estimated number of shares that would be required to be sold (at an assumed initial public offering price of $13 per share, less underwriting discounts and commissions and estimated offering expenses) to fund a distribution of $10 million to shareholders immediately prior to the offering.

(2) Supplemental pro forma net income per share is computed by dividing pro forma net income (adjusted for the pro forma reduction in interest expense that specifically corresponds to the repaid the indebtedness discussed below) by the number of shares used in (1) above plus the estimated number of shares that would be required to be sold (at an assumed initial public offering price of $13 per share, less underwriting discounts and commissions and estimated offering expenses) to repay bank mortgage indebtedness of $2.0 million assumed in connection with purchase of the Charlotte facility and other indebtedness totaling approximately
     $18.2 million.